Exhibit 99.1

Alibaba Group Provides Update on its Status under the U.S. Holding Foreign Companies Accountable Act

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”) announces that on July 29, 2022, Alibaba Group, among others, was identified by the U.S. Securities and Exchange Commission (the “SEC”) as a “Commission-Identified Issuer” under the U.S. Holding Foreign Companies Accountable Act (the “HFCAA”), following Alibaba Group’s filing of its annual report on Form 20-F on July 26, 2022.

The SEC’s identification indicates that the SEC has determined that Alibaba Group used a registered public accounting firm, whose audit work papers cannot be fully inspected or investigated by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) for the fiscal year ended March 31, 2022.

With the above identification, this year becomes Alibaba Group’s first “non-inspection” year. Under the HFCAA, if the PCAOB cannot fully inspect or investigate the registered public accounting firm that audited a U.S.- listed company’s financial statements for three consecutive “non-inspection” years, the SEC is required to prohibit such company’s securities from being traded on any of the U.S. national securities exchanges, including the New York Stock Exchange (the “NYSE”), or in U.S. “over-the-counter” markets.

Alibaba Group’s American Depositary Shares trade on the New York Stock Exchange. Alibaba Group recently announced its intention to become a dual-primary listed issuer by seeking a primary listing with the Hong Kong Stock Exchange.

Alibaba will continue to monitor market developments, comply with applicable laws and regulations and strive to maintain its listing status on both the NYSE and the Hong Kong Stock Exchange.

August 1, 2022

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “intend,” “continue” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s intention to seek a primary listing with the Hong Kong Stock Exchange and trading prohibition expected to be imposed pursuant to the HFCAA, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the SEC, in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors, including, among other things, satisfaction of the relevant requirements of the Hong Kong Stock Exchange, market conditions and regulatory developments, could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.